

03002049

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53149

SEC MAIL RECEIVED FEB 2 5 2003 WASH. D.C. PROCESSING SECTION 181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2002_____ AND ENDING_____12/31/2002_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management of the Carolinas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 South Boulevard, Suite 230
_____
(No. and Street)

Charlotte   NC   28203
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rebecca Douglass   704-332-3131. ext. 234
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
_____
(Name – *if individual, state last, first, middle name*)

201 South Tryon Street, Suite 1500, Charlotte, NC 28202
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Rebecca G. Douglass_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Management of the Carolinas, LLC__ , as of __December 31__ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

State of North Carolina
County of Mecklenburg

_____
Notary Public

__Vice President/Partner__
Title

My commission expires: 8/23/2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Capital Management of the Carolinas, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Capital Management of the Carolinas, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · NORTH CAROLINA ASSOCIATION OF CPAs · POLARIS INTERNATIONAL

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

January 22, 2003

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2002 and
Independent Auditors' Report

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Capital Management of the Carolinas, LLC:

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC as of December 31, 2002 and the related statements of income, of changes in members' equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages ten through fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer & Walker, LLP

January 22, 2003

TRUSTED BUSINESS ADVISORS

1

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	265,327
Accounts receivable:		
Broker-dealer 12b-1 fees		266,523
Consulting fees		41,946
Prepaid expenses		20,408
Total current assets		594,204

PROPERTY:

Office furniture and equipment		118,506
Leasehold improvements		44,444
Total		162,950
Less accumulated depreciation and amortization		53,696
Property, net		109,254

DEPOSITS		5,079
TOTAL ASSETS	$	708,537

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$	3,836
Accrued profit sharing contribution		102,171
Total current liabilities		106,007
MEMBERS' EQUITY		602,530
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	708,537

See notes to financial statements.

2

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Broker-dealer 12b(1) fees	$ 3,216,356
Consulting fees	85,792
Interest and dividends	6,764
Total	3,308,912
EXPENSES:	
Salaries	2,176,238
Retirement plan contributions	102,171
Insurance	65,747
Rent	59,579
Travel and entertainment	50,486
Depreciation and amortization	33,022
Office supplies and expense	32,654
Legal and professional fees	31,380
Telephone	20,653
Contributions	17,000
Conferences and seminars	15,605
Payroll taxes	14,106
Dues and subscriptions	6,952
Marketing	3,957
Regional and state advisory committee expenses	3,412
Regulatory fees	2,388
Other	3,387
Total	2,638,737
NET INCOME	$ 670,175

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

MEMBERS' EQUITY, DECEMBER 31, 2001	$ 1,002,355
DISTRIBUTIONS TO MEMBERS	(975,000)
RETURN OF CAPITAL CONTRIBUTIONS, AUGUST 2002	(95,000)
NET INCOME	670,175
MEMBERS' EQUITY, DECEMBER 31, 2002	$ 602,530

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2002

SUBORDINATED LIABILITIES, DECEMBER 31, 2001	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2002	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2002	$ -

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	670,175
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation and amortization		33,022
Changes in operating assets and liabilities:		
Accounts receivable		(17,543)
Other assets		9,810
Accounts payable		3,488
Accrued profit sharing contribution		14,542
Net cash provided by operating activities		713,494
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property		(7,944)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(975,000)
Return of capital contributions, August 2002		(95,000)
Net cash applied to financing activities		(1,070,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(364,450)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		629,777
CASH AND CASH EQUIVALENTS, END OF YEAR	$	265,327

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property - Property is stated at cost. Depreciation and amortization are provided over estimated useful lives using accelerated and straight-line methods.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Income Taxes - For income tax purposes, the Company is considered to be a general partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of Company income or losses in their respective individual income tax returns. Temporary differences exist between income or loss recognized for financial reporting and income tax purposes. Such differences primarily relate to depreciation, and use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $159,319 which was $152,252 in excess of its required net capital of $7,067. The Company's net capital ratio was approximately .67 to 1.

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers substantially all full-time employees. Company contributions to the plan are made at the discretion of management. Contributions to the plan for the year ended December 31, 2002 totaled $102,171.

4. LEASE COMMITMENTS

The Company leases office space under an operating lease with an initial term expiring May 2004. In addition, the Company leases other office space with a lease term of one year. Rent expense under all leases for the year ended December 31, 2002 totaled $59,579.

The Company also leases office equipment with lease terms continuing at various dates through February 2006. Rent expense under all equipment leases totaled $7,923 for the year ended December 31, 2002.

Future minimum rental payments for all leases as of December 31, 2002 are $69,694, $19,529, $5,730 and $900 for the years ending December 31, 2003 through 2006, respectively.

5. MEMBERS' EQUITY

The members of the Company have an agreement which stipulates, among other things, the terms under which equity interests of the Company can be sold or transferred. Under terms of the agreement, a member must receive written consent from 75% of the percentage interest then held by the members to dispose of any interest in the Company. The agreement also provides that a member intending to dispose of an interest in the Company must first offer the interest to the Company and then to other members at a price determined in accordance with the agreement. In addition, the Company is required to purchase the interest of a member upon death or retirement of the member.

6. CONCENTRATION OF REVENUE

The Company maintains two service agent agreements with Fidelity Distributors Corporation with respect to the North Carolina Capital Management Trust (the "Trust") cash and term portfolios. During 2002, the two service agreements accounted for approximately 97% of total Company revenue. The agreements are renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2003. Management of the Company expects that the agreements will be renewed.

7. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2002 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)ii.

See independent auditors' report.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION, DECEMBER 31, 2002

NET CAPITAL, DECEMBER 31, 2002 (Unaudited)	$	159,319
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2002 (Audited)	$	159,319

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition
   602,530 [3480]

2. Deduct ownership equity not allowable for Net Capital
   [3490]

3. Total ownership equity qualified for Net Capital
   602,530 [3500]

4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital
   0 [3520]
   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities
   602,530 [3530]

6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)
   443,211 [3540]

   B. Secured demand note deficiency
   [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges
   [3600]

   D. Other deductions and/or charges
   [3610]
   -443,211 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions
   159,319 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments
   [3660]
   B. Subordinated securities borrowings
   [3670]
   C. Trading and investment securities:
      1. Exempted securities
      [3735]
      2. Debt securities
      [3733]
      3. Options
      [3730]

4.	Other securities	[3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0	0
	[3736]	[3740]

10. Net Capital

159,319
[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

7,067
[3756]

12. *Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with* Note(A)

5,000
[3758]

13. Net capital requirement (greater of line 11 or 12)

7,067
[3760]

14. Excess net capital (line 10 less 13)

152,252
[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

148,718
[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

106,007
[3790]

17. Add:

A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0	0
	[3820]	[3830]

19. Total aggregate indebtedness

106,007
[3840]

20. Percentage of aggregate indebtedness to

% 67

net capital (line 19 / line 10)   [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance   %_____0
     with Rule 15c3-1(d)   [3860]

14